Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

AppLovin Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03831W108

(CUSIP Number)

September 17, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W108	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Angel Pride Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,493,747
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,493,747

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,493,747
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.9%
12	Type of Reporting Person CO

CUSIP No. 03831W108	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Prominence Trust Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,493,747
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,493,747

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,493,747
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.9%
12	Type of Reporting Person CO

CUSIP No. 03831W108	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

AppLovin Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road, Palo Alto, CA 94304

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Angel Pride Holdings Limited (“Angel Pride”)

Prominence Trust Limited (“Prominence Trust”)

(b)	Address or Principal Business Office:

The principal business address for Angel Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address for Prominence Trust is 18/F, Three Exchange Square 8 Connaught Road, Central, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Angel Pride is organized under the laws of the British Virgin Islands. Prominence Trust is organized under the laws of Hong Kong.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share (“Class A Common Stock”).

(e)	CUSIP Number:

03831W108

ITEM 3.

Not applicable.

CUSIP No. 03831W108	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date of this filing based upon 297,055,766 shares of Class A Common Stock outstanding as of August 2, 2024, as disclosed in the Issuer’s Quarterly Report as filed with the Securities and Exchange Commission on August 7, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Angel Pride Holdings Limited	20,493,747	6.9%	0	20,493,747	0	20,493,747
Prominence Trust Limited	20,493,747	6.9%	0	20,493,747	0	20,493,747

These shares are held of record by Angel Pride, of which Prominence Trust is the sole shareholder. As a result, Prominence Trust may be deemed to share beneficial ownership over the securities held of record by Angle Pride.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 03831W108	Schedule 13G	Page 5 of 7

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 03831W108	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

Angel Pride Holdings Limited

By:	/s/ CHENG Hong Wai
Name:	CHENG Hong Wai
Title:	Authorized Signatory

Prominence Trust Limited

By:	/s/ CHENG Hong Wai
Name:	CHENG Hong Wai
Title:	Authorized Signatory

CUSIP No. 03831W108	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.